[redacted]

09055607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 65526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Jericho Quadrangle, Suite 118
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Taormina 516-393-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Taormina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sound Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE T. LEWIS JR
Notary Public, State of New York
No. 02LE6150139
Qualified in Suffolk County
Commission Expires July 24, 2010

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Jericho, New York

We have audited the accompanying statement of financial condition of Sound Securities, LLC, as of December 31, 2008, and the related statements of income, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Securities, LLC, as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 16, 2009

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS:	
Cash	$430,927
Marketable securities	1,759,222
Receivables from brokers and dealers	142,366
Commissions receivable	158,600
Property and equipment, net	9,566
Other assets	32,906
Total Assets	**$2,533,587**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	415,834
MEMBER'S EQUITY	
Total Member's Equity	2,117,753
Total Liabilities and Member's Equity	**$2,533,587**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$4,256,129
Unrealized/realized gain	879
Interest and dividend income	82,996
	4,340,004
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,733,986
Clearance and exchange fees	809,812
Regulatory fees	23,461
Other operating expenses	66,125
Occupancy	59,718
Communications and data processing	26,238
Professional fees	294,396
Office expenses	10,006
Travel and entertainment	15,233
	4,038,975
NET INCOME	**$301,029**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Member's Equity
Balance January 1, 2008	$2,310,739
Capital Distributions	(494,015)
Net Income	301,029
Balance December 31, 2008	**$2,117,753**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$301,029
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,206
Market adjustment on marketable securities	(879)
Increase in receivables from brokers and dealers	(57,708)
Increase in commissions receivable	(55,510)
Decrease in receivables from related parties	4,017
Decrease in other assets	1,391
Decrease in accounts payable, accrued expenses and other liabilities	(144,293)
NET CASH PROVIDED BY OPERATING ACTIVITIES	54,253
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from marketable securities	335,000
Purchase of marketable securities	(300,790)
Purchase of property and equipment	(1,488)
NET CASH PROVIDED BY INVESTING ACTIVITIES	32,722
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(147,500)
NET CASH USED IN FINANCING ACTIVITIES	(147,500)
NET DECREASE IN CASH	(60,525)
CASH, BEGINNING OF YEAR	491,452
CASH, END OF YEAR	**$430,927**

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Marketable securities distributed to members	$346,515

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Sound Securities, LLC ("The Company") was organized in New York on October 30, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC").

The Company had formerly operated as Arpent Securities, Inc. During 2004, Arpent Securities, Inc. transferred the operations of the broker-dealer to the Company. The Company was inactive in 2003.

In March 2004, ownership of the company was transferred to Peconic Holdings, LLC.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities. However, the Company has regulatory authorization to trade for its own account.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company had cash or cash equivalent balances of $33,854 in excess of FDIC insurance limits.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Valuation of Investments

All investments in marketable securities are valued at estimated fair value in the statement of financial position. If available, quoted market prices are used to value investments. Otherwise, investments are valued at bid prices based on market quotations prevailing on the last business day of the year. Invested cash is valued at cost which is its estimated fair value.

Intangible Assets

Intangible assets include costs incurred in organizing and starting up the broker dealer. These costs are being amortized over the term of five years utilizing the straight-line method.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because the Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3 - INVESTMENTS

Investments at December 31, 2008 are stated at estimated fair value as summarized as follows:

	Fair Value
Municipal bonds	$ 1,759,222

On December 31, 2008, the Company had $577,979 of their investments held by the clearing broker in its deposit accounts.

Investment income from investments above for the year ended December 31, 2008 is as follows:

Interest and dividend income	$ 82,996
Unrealized/realized gain (loss)	879
	$ 83,875

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

4 - DUE FROM CLEARING BROKER

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of December 31, 2008:

	Merrill Broadcort
Commissions receivable	$ 107,859
Good faith deposits:	
Invested cash	41,043
	$ 148,902

5 - PROPERTY AND EQUIPMENT

Office equipment	$ 27,992
Leasehold improvements	6,338
	34,330
Less: Accumulated depreciation and amortization	(24,764)
	$ 9,566

Depreciation and amortization expense related to property and equipment amounted to $6,206 for the year ended December 31, 2008.

6 - RELATED PARTY

The Company shares its offices with Dix Hills Partners, LLC, a party related through minority common ownership of its member. There is an expense sharing arrangement with the related party based on usage. During the year ended December 31, 2008, the Company repaid $4,017 to the related party for shared expense.

6 - RELATED PARTY (CONT'D).

In addition, the Company receives referral commissions from Dix Hills Partners, LLC for introducing potential investors during the normal course of business. During the year, the referral commissions received by the Company amounted to $336,793. These commissions are usually paid on a quarterly basis. At December 31, 2008, the Company had commissions receivable from Dix Hills Partners, LLC of $136,480.

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company has net capital of $1,976,235 which was $1,876,235 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was .21 to 1.

8 - COMMITMENTS AND CONTINGENCIES

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

The Company occupies facilities on a month-to-month basis. During 2008, the payments adjusted for storage and escalations averaged $4,976 monthly.

9 - CONCENTRATION OF CREDIT RISK

Customer transactions are cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

9 - CONCENTRATION OF CREDIT RISK (CONT'D).

As of December 31, 2008, there were no significant customer accounts having unsecured debit balances that presented any risk.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total member's equity		$2,117,753
Less: Non allowable assets		
Property and equipment, net	9,566	
Commissions receivable-net of offsetting payable	31,429	
Other assets	32,906	
		73,901
Net capital before haircuts on securities positions (tentative net capital)		2,043,852
Haircuts on Securities		
State and municipal government obligations	66,555	
Undue concentration	1,062	
		67,617
Net Capital		1,976,235
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $415,834 pursuant to Rule 15C3-1		27,722
Minimum dollar net capital requirement of reporting broker/dealer		100,000
Minimum net capital requirements of broker/dealer		100,000
EXCESS NET CAPITAL		1,876,235
EXCESS NET CAPITAL AT 1,000 %		1,934,652
AGGREGATE INDEBTEDNESS		415,834
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.21**

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 430,927	$ 430,927		$ -0-
Marketable securities	1,759,222	1,759,222		-0-
Receivables from brokers and dealers	142,366	142,366		-0-
Commissions receivable	158,600	158,600		-0-
Property and equipment, net	9,566	9,566		-0-
Other assets	32,906	32,942	(a)	(36)
Total Assets	$2,533,587	$2,533,623		$ (36)

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$ 415,834	$ 415,834		$ -0-
MEMBER'S EQUITY				
Total member's equity	2,117,753	2,117,789		(36)
Total Liabilities and Member's Equity	$2,533,587	$2,533,623		$ (36)

(a) Audit adjustment to prepaid expenses.

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2008

Net capital as reported on the Focus Report, Part IIA	$1,976,235
Adjustments	-0-
Net capital as adjusted and as reported per audited financial statements	$1,976,235

See independent auditors' report.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Jericho, New York

In planning and performing our audit of the financial statements of Sound Securities, LLC ("The Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 16, 2009

END